UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13-G

                    Under the Securities Exchange Act of 1934



                           Grange National Banc Corp.
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    387026107
                                 --------------
                                 (CUSIP Number)

CUSIP No. ___________                13G                  Page __ of __ Pages
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     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John W. Purtell
          ss# ###-##-####
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A) /   /
          N/A                                                      (B) /   /
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     3.   SEC USE ONLY


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     4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizens
-----------------------------------------------------------------------------
                    5.   SOLE VOTING POWER
                         54,715 Total of which 7,190 are shares subject to
                         options exercisable within 60 days.
     NUMBER OF      ---------------------------------------------------------
       SHARES       6.   SHARED VOTING POWER
    BENEFICIALLY         0
      OWNED BY      ---------------------------------------------------------
   EACH REPORTING   7.   SOLE DISPOSITIVE POWER
    PERSON WITH          54,715
                    ---------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                         0
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     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          54,715

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    10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

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    11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.66%

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    12.   TYPE OF REPORTING PERSON*
          IN

-----------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                           Page 2 of 8 pages

Item 1. (a)   Grange National Banc Corp.
        (b)   198 E. Tioga St.
              Tunkhannock, PA  18657

Item 2. (a)   John W. Purtell
        (b)   P.O. Box 82
              Main St.
              LeRaysville, PA  18829
        (c)   United States citizen
        (d)   Common Stock
        (e)   Cusip 387026 10 7

Item 3.       Not applicable

Item 4. (a)   54,715 shares beneficially owned
        (b)   6.66% of class
        (c)   (i)   54,715
              (ii)  0
              (iii) 54,715
              (iv)  0

Item  5.      Not applicable

Item  6.      Not applicable

Item  7.      Not applicable

Item  8.      Not applicable

Item  9.      Not Applicable

Item 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Date:        3/23/2001                    /s/ JOHN W. PURTELL
      ------------------------            -----------------------------
                                              John W. Purtell